Exhibit 99.1

Lion Group Holding Ltd. Reaffirms Long-Term Commitment to Hyperliquid (HYPE) Holdings

SINGAPORE, August 24, 2026 /PRNewswire/ — Lion Group Holding Ltd. (NASDAQ: LGHL) (“Lion Group” or the “Company”), today reaffirmed its long-term holding of Hyperliquid (HYPE) tokens and other selected cryptocurrencies as part of its treasury management strategy.

Since establishing its position, the Company has not sold any HYPE tokens and continues to hold its full allocation of approximately 195,000 HYPE. As of August 24, 2026, this position was valued at approximately USD 15.8 million (based on prevailing market prices as of August 24, 2026).This reflects the Company’s strong conviction in Hyperliquid’s fundamentals and long-term potential.

Recent Developments in Hyperliquid

Hyperliquid has continued to demonstrate growth, supported by strong on-chain perpetuals trading volumes, protocol revenues, and ongoing protocol upgrades. Recent public commentary regarding potential regulatory pathways in the United States, together with product integrations by major platforms and continued institutional interest through spot HYPE ETFs, have contributed to heightened market attention. These developments reflect broader interest in the platform’s capabilities in decentralized trading, tokenized assets, and related markets.

Lion Group will continue to monitor market developments and provide updates as appropriate.

About Lion Group Holding Ltd.:

 Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return swap (TRS) trading, (ii) contract-for-difference (CFD) trading, and (iii) Over-the-counter (OTC) stock options trading. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements:

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s cryptocurrency treasury management goals and strategies; Lion’s future business development, financial condition and results of operations; Lion’s views regarding cryptocurrencies and digital assets, including HYPE; relevant government policies and regulations relating to our industry, operations, and digital assets; general economic and business conditions globally; the trading prices of crypto asset; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +65 8877 3871

Email: ir@liongrouphl.com